UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Relevant fact filed with the Spanish Securities Commission on 02/06/2012.
The exhibit of this relevant fact was incorrectly omitted from Banco Bilbao
Vizcaya Argentaria, S.A.'s current report on Form 6-K furnished to the SEC on
11/30/2011

TO THE SPANISH SECURITIES EXCHANGE COMMISSION

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Market legislation, hereby files the following

RELEVANT EVENT

As of today, the Spanish Securities Exchange Commission (CNMV) has approved and filed a Supplement to the Offering Circular for the issue of subordinate bonds for mandatory conversion into newly issued ordinary BBVA shares - December 2011, filed in the Official Records of the CNMV on 25th November 2011. The Supplement
is attached to this Relevant Event Filing.

Madrid, 30th November 2011

SUPPLEMENT TO THE BANCO BILBAO VIZCAYA ARGENTARIA, S.A. OFFERING CIRCULAR FOR
THE €3,475m ISSUE OF MANDATORY CONVERTIBLE SUBORDINATE BONDS - DECEMBER 2011,
FILED IN THE  CNMV RECORDS ON 25TH NOVEMBER 2011.

1.- INTRODUCTION

This supplement (hereinafter "the Supplement") to the offering circular for the issue of mandatory convertible subordinate bonds - December 2011 made by Banco
Bilbao Vizcaya Argentaria, S.A. (hereinafter "BBVA" or "the Issuer”),  filed in the Official Records of the CNMV on 25th November 2011 (hereinafter "the
Offering Circular"), has been drawn up in compliance with the provisions of article 22 of Royal Decree 1310/2005, 4th November, partially ramifying Act
24/1988 on the Securities Market, regarding the listing of securities for trading on the official secondary markets, public offers of sale or subscription and the protocols required for such purposes (hereinafter "RD 1310/2005").

This Supplement must be read together with the securities note filed in the
Official Records of the CNMV on 25th November 2011 (hereinafter "the Securities
Note"), the BBVA Listing Document filed in the Official Records of the CNMV on
16th June 2011, and the Interim Financial Information filed in the Official
Records of the CNMV on 29th July 2011, and any other supplement to the Offering
Circular that BBVA may publish.

2.- PERSONS RESPONSIBLE

Manuel Gonzalez Cid, as Chief Financial Officer of BBVA and acting as proxy of the Issuer, by virtue of the authority conferred by the BBVA Board of Directors, under its resolution, 22nd November 2011, and in the name of and representing the Issuer, declares that, having acted with due diligence to ensure it be so, the information contained herein is, to his knowledge, in keeping with the facts, and does not contain any omission that might affect its content, accepting responsibility for what is contained herein.

3.- AMENDMENTS TO THE SECURITIES NOTE

By means of this Supplement, the Issuer reports that on 29th November 2011 the rating agency Standard & Poors ("S&P") announced a downgrade in the rating of the BBVA long-term debt from AA- to A+, maintaining its negative outlook. The
Issuer's short-term debt rating has gone down from grade A-1+ to A-1.

This event occurred after the revision carried out on 37 of the major financial entities in the world using the new methodology for financial entities announced by S&P on 9th November 2011.

For this reason, the following is hereby amended by means of this Supplement:

- Section 9.4 of the Securities Note henceforth will be worded as follows:

BBVA has not requested any rating agency to rate the risk of the Issue.

On 29th November 2011, BBVA has the following ratings:

            Short Long Date last revision Outlook
Moody’s1      P-1 Aa3 October 2011         Negative
Standard & Poor’s2   A.-1 A+ November 2011         Negative
FITCH3              F-1 A+ October 2011         Negative

The credit-rating agencies mentioned have been operating in the European Union prior to 7th June 2010 and have been filed with the European Securities &
Markets Authority (ESMA) in compliance with the provisions of the European
Parliament and Council (EC) Regulation number 1060/2009, 16th September 2009, on credit-rating agencies.

- The section on the Rating in point 2 of the Executive Summary of the Issuing
Circular ("Description of the Issue") will henceforth be worded as follows:

BBVA has not requested any rating agency to rate the risk of the Issue.

On 29th November 2011, the Issuer has the following ratings:

            Short Long Date last revision Outlook
Moody’s              P-1  Aa3 October 2011         Negative
Standard & Poor’s    A.-1 A+ November 2011         Negative
FITCH              F-1 A+ October 2011         Negative

4.- PERIOD FOR REVOKING ORDERS

As a consequence of the foregoing, pursuant to the content of the Securities
Note and pursuant to the provisions of art. 40.1.f) of Royal Decree 1310/2005,
4th November, holders of preferred securities in series A, B, C and D issued by
BBVA Capital Finance, S.A. Unipersonal and in series F issued by BBVA
International Limited (“Preferred Securities to be Bought Back”) who have submitted orders to accept the Offer of Purchase and to subscribe the Mandatory
Convertible Subordinate Bonds may revoke their orders from 29th November 2011 until the date on which this Supplement to the Offering Circular is published.

The deadline for revoking orders will be two working days after the date on which this Supplement is published on the CNMV website (www.cnmv.es).
Consequently, such orders may be revoked on 1st and 2nd December 2011, to which end holders of Preferred Securities to be Bought Back must inform the entity where they submitted the orders for processing, declaring their wish to revoke them.

Madrid, 30th November 2011

Manuel González Cid
By proxy

This Relevant Event Filing does not constitute an offer to sell or a request to bid for the subscription of BBVA mandatory convertible subordinate bonds, in any jurisdiction in which such offer or request is illegal, or, as the case may be, until the applicable requirements for such effects have been satisfied.
The distribution of this Relevant Event Filing in jurisdictions other than Spain may be restricted by applicable legislation. Persons with access to this announcement must apprise themselves of such restrictions and respect them. Any failure to respect these restrictions may constitute breach of the legislation on securities markets in said jurisdictions.
This announcement is not an offer to sell the shares in the United States, the
United Kingdom, Mexico or in any other jurisdiction and the securities may not be offered or sold in the United States, the United Kingdom, Mexico or in any
other jurisdiction without the filing or exemption from filing of the offering under the relevant legislation in such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 11/30/2011	By:	Manuel GONZALEZ CID
	Name:	Manuel GONZALEZ CID
	Title:	Authorized representative